ANNTAYLOR
NEWS RELEASE
142 WEST 57TH STREET NEW YORK, N.Y. 10019

FOR IMMEDIATE RELEASE

ANN TAYLOR ANNOUNCES MARCH SALES RESULTS AND DECLARES THREE FOR TWO STOCK SPLIT

New York, New York, April 11, 2002 – AnnTaylor Stores Corporation (NYSE: ANN) announced today that total net sales for the five week period ended April 6, 2002 increased 16.3 percent to $138,531,000 over total net sales of $119,113,000 for the five week period ended April 7, 2001.

Comparable store sales for the period increased 3.5 percent compared to a comparable store sales decrease of 6.0 percent for the same five-week period last year. By division, comparable store sales for fiscal March 2002 were down 0.6 percent for the Ann Taylor division compared to a 5.9 percent decrease last year and up 17.1 percent for the Ann Taylor Loft division compared to a 6.0 percent decrease last year.

Ann Taylor Chairman J. Patrick Spainhour said, “We continue to be pleased with our full price selling and gross margin rates at both of our concepts. Product acceptance at Ann Taylor stores is evident by strong full price sales results, although sales gains in our suits, dresses and casual categories were offset by a softness in tops. We are working hard to drive improvements in the tops area by focusing on silhouettes in yarns, gauges and colors that wardrobe better to our separates. At Ann Taylor Loft we are hitting on all cylinders. In March, every region and product category enjoyed positive comparable sales results. Casual and relaxed separates, sweaters and woven tops, footwear and accessory performance especially stood out.”

Mr. Spainhour continued, “While we expect April comparable sales results to be down slightly due to an early Easter and our decision not to do a company-wide POS sale at the end of April due to reduced inventory levels, we expect improved gross margin from full price selling for the remainder of the first quarter. Thus, we are raising our first quarter earnings per share guidance on a diluted basis to the range of $0.60 - $0.62. We expect total Company comparable store sales for April to be mid-single digit negative, with Ann Taylor comparable store sales projected to be high single digit negative and Ann Taylor Loft comparable store sales projected to be flat. In the second quarter, we expect total Company comparable store sales results to be flat, with the Ann Taylor Loft division outperforming the Ann Taylor division on a comparable sales basis. We expect a continuation of our gross margin strength during the quarter. As a result of this margin momentum we are raising second quarter earnings guidance to the range of $0.34 - $0.36. Third and fourth quarter earnings guidance remains unchanged in the range of, $0.63 - $0.66 and $0.44 - $0.48, respectively. Full year earnings guidance is now $2.01 - $2.12.”

Inventory levels at the end of March were down approximately 6 percent on a per square foot basis, compared to the prior year. This comparison excludes inventories

attributable to the Company's Sourcing division, which are principally finished goods in transit from factories.

From a national perspective, downtown and tourist locations continue to lag in comparison to the rest of the Company. For fiscal March, comparable store sales in downtown and tourist locations were down 3 percent. Geographically, the west lagged in comparison to the rest of the country. This performance was consistent across both the Ann Taylor and the Ann Taylor Loft divisions.

In March, the Company opened 1 new Ann Taylor store and 1 new Ann Taylor Loft store, and plans to open an additional 7 new Ann Taylor Loft stores in the remainder of the first quarter of fiscal 2002. During the second quarter of fiscal 2002, the Company plans to open 1 new Ann Taylor store and 3 new Ann Taylor Loft stores. The total store count at March month-end was 343 Ann Taylor stores, 173 Ann Taylor Loft stores, 8 Ann Taylor Loft Outlet stores and 20 Ann Taylor Factory stores.

The Company also announced today that its Board of Directors approved a 3-for-2 stock split of the Company's Common Stock in the form of a stock dividend. One additional share of Common Stock for every two shares owned will be distributed on or about May 20, 2002 to stockholders of record at the close of business on May 2, 2002. The stock split will result in a 50 percent increase in the number of shares of Common Stock outstanding as of the record date, with cash being paid in lieu of fractional shares.

Ann Taylor Chairman J. Patrick Spainhour said, "The stock dividend was appropriate in consideration of the Company's capital position and the current market price of its common stock."

Ann Taylor is one of the country's leading women's specialty retailers, operating 544 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com as of April 6, 2002.



FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately customer fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; lack of sufficient customer acceptance of the Ann Taylor Loft concept in the upper-moderate-priced women's apparel market; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory

environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; acts of war or terrorism in the United States or worldwide; and other factors set fourth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen D. Riely
Director, Investor Relations
(212) 541-3484